                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                         Firearms Training Systems, Inc.

                                (Name of Issuer)
                              Class A Common Stock

                         (Title of Class of Securities)
                                    318120102

                                 (CUSIP Number)
                                  Ed Szarkowicz
                           First Source Financial LLP
                         2850 West Golf Road, 5th Floor
                            Rolling Meadows, IL 60008

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 August 25, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    1 of 25



CUSIP No.  318120102               13D                   Page 2 of 11 Pages


               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  First Source Financial LLP
                  36-39991240

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)   X

               3. SEC Use Only

               4. Source of Funds (See Instructions).  Subject shares have been acquired in partial satisfaction of restructured loans.

               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e).      N/A

               6. Citizenship or Place of Organization.    Illinois


Number of      7. Sole Voting Power.
Shares
Beneficially   8. Shared Voting Power.       9,467,188
Owned by
Each           9. Sole Dispositive Power.
Reporting
Person With   10. Shared Dispositive Power            9,467,188

              11. Aggregate Amount Beneficially Owned by Each Reporting Person.          9,467,188

              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).       N/A

              13. Percent of Class Represented by Amount in Row (11).            13.77%

              14. Type of Reporting Person (See Instructions).       PN


                                    2 of 25



CUSIP No.  318120102             13D                         Page 3 of 11 Pages
               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  Dominion Resources, Inc.
                  54-1229715

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)   X

               3. SEC Use Only

               4. Source of Funds (See Instructions).  Subject shares have been acquired in partial satisfaction of restructured loans.

               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).      N/A

               6. Citizenship or Place of Organization.    Virginia

Number of      7. Sole Voting Power.
Shares
Beneficially   8. Shared Voting Power.       9,467,188
Owned by
Each           9. Sole Dispositive Power.
Reporting
Person With   10. Shared Dispositive Power            9,467,188

              11. Aggregate Amount Beneficially Owned by Each Reporting Person.          9,467,188

              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).       N/A

              13. Percent of Class Represented by Amount in Row (11).            13.77%

              14. Type of Reporting Person (See Instructions).       HC


                                    3 of 25




CUSIP No.  318120102         13D                    Page 4 of 11 Pages
               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  Dominion Capital, Inc.
                  54-3480682

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)   X

               3. SEC Use Only

               4. Source of Funds (See Instructions).  Subject shares have been acquired in partial satisfaction of restructured loans.

               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).      N/A

               6. Citizenship or Place of Organization.    Virginia


Number of      7. Sole Voting Power.
Shares
Beneficially   8. Shared Voting Power.       9,467,188
Owned by
Each           9. Sole Dispositive Power.
Reporting
Person With   10. Shared Dispositive Power            9,467,188

              11. Aggregate Amount Beneficially Owned by Each Reporting Person.          9,467,188

              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).       N/A

              13. Percent of Class Represented by Amount in Row (11).            13.77%

              14. Type of Reporting Person (See Instructions).       HC


                                     4 of 25



CUSIP No.  318120102            13D                  Page 5 of 11 Pages
               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  Virginia Financial Ventures, Inc.
                  54-1740145

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)   X

               3. SEC Use Only

               4. Source of Funds (See Instructions).  Subject shares have been acquired in partial satisfaction of restructured loans.

               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).      N/A

               6. Citizenship or Place of Organization.    Virginia


Number of      7. Sole Voting Power.
Shares
Beneficially   8. Shared Voting Power.       9,467,188
Owned by
Each           9. Sole Dispositive Power.
Reporting
Person With   10. Shared Dispositive Power            9,467,188

              11. Aggregate Amount Beneficially Owned by Each Reporting Person.          9,467,188

              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).       N/A

              13. Percent of Class Represented by Amount in Row (11).            13.77%

              14. Type of Reporting Person (See Instructions).       CO

                                    5 of 25



CUSIP No.  318120102             13D                          Page 6 of 11 Pages
               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  N.H. Capital, Inc.
                  36-3990749

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)   X

               3. SEC Use Only

               4. Source of Funds (See Instructions).  Subject shares have been acquired in partial satisfaction of restructured loans.

               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).      N/A

               6. Citizenship or Place of Organization.    Virginia


Number of      7. Sole Voting Power.
Shares
Beneficially   8. Shared Voting Power.       9,467,188
Owned by
Each           9. Sole Dispositive Power.
Reporting
Person With   10. Shared Dispositive Power            9,467,188


              11. Aggregate Amount Beneficially Owned by Each Reporting Person.          9,467,188

              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).       N/A

              13. Percent of Class Represented by Amount in Row (11).            13.77%

              14. Type of Reporting Person (See Instructions).       CO


                                    6 of 25

     First Source Financial LLP, an Illinois registered limited liability partnership ("FSFLLP"), hereby files this Schedule 13D (the "Statement"), with respect to the shares of Class A common stock (the "Shares"), of Firearms Training Systems, Inc. (the "Issuer"). Virginia Financial Ventures, Inc. ("Virginia") and N.H. Capital, Inc., each a Virginia corporation and each a wholly owned subsidiary of Dominion Capital, Inc. ("Dominion"), a Virginia corporation that holds a fifty percent general partnership interest in FSFLLP and is a wholly owned subsidiary of Dominion Resources, Inc., a Virginia corporation ("Dominion Resources"), Dominion and Dominion Resources hereby join in this Statement.

Item 1.  Security and Issuer

Class A Common Stock. Firearms Training Systems, Inc., 7340 McGinnis Ferry Road, Suwanee, Georgia 30174

Item 2.  Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

                         FSFLLP's  principal  business is  providing  commercial
                         financial  services.  The address of FSFLLP's principal
                         business  and the address of its  principal  office are
                         2850  West  Golf  Road,  5th  Floor,  Rolling  Meadows,
                         Illinois  60008.  The present  principal  occupation or
                         employment and the name, principal business and address
                         of any corporation or other  organization in which such
                         employment is conducted of each  executive  officer and
                         director  of FSFLLP are set forth in Appendix A. During
                         the last five years, neither FSFLLP nor, to the best of
  (a)                    FSFLLP its knowledge,  any of the  persons  listed in
                         Appendix  A has been  convicted  in any criminal
                         proceeding (excluding traffic violations or similar
                         misdemeanors) or has been a party to a civil proceeding
                         of a judicial or administrative body of competent
                         jurisdiction and as a result of such proceeding was or
                         is subject to a judgment,  decree or final order
                         enjoining  future violations   of, or   prohibiting or
                         mandating activities subject to, federal or state
                         securities laws or finding  any  violations  with
                         respect to such laws. To the best knowledge of FSFLLP,
                         except as otherwise  indicated in Appendix A, each of
                         the persons  listed in  Appendix A is a citizen of the
                         United  States of  America.

                         Virginia's principal
                         business  is  acting  as the  general partner  of
                         FSFLLP.   The  address  of Virginia's   principal
                         business and the address of its  principal  office are
                         120 Tredegar Street, Richmond, Virginia 23219. The
                         present principal occupation or employment and the
                         name,  principal  business  and address of any
                         corporation  or other  organization  in which such
                         employment is conducted of each executive officer and
                         director of Virginia are set forth in Appendix B.
                         During the last five years, neither  Virginia nor,  to
                         the  best  of its knowledge,  any of the persons listed
                         in Appendix B has
(b)          Virginia    been  convicted in any criminal  proceeding  (excluding
                         traffic violations or similar misdemeanors) or has been
                         a  party  to  a  civil  proceeding  of  a  judicial  or
                         administrative body of competent  jurisdiction and as a
                         result  of  such  proceeding  was  or is  subject  to a
                         judgment,   decree  or  final  order  enjoining  future
                         violations of, or  prohibiting or mandating  activities
                         subject to, federal or state securities laws or finding
                         any violations with respect to such laws.

                         N.H.'s  principal  business  is acting  as the  general
                         partner of  FSFLLP.  The  address  of N.H.'s  principal
                         business  and the address of its  principal  office are
                         120 Tredegar  Street,  Richmond,  Virginia  23219.  The
                         present  principal  occupation  or  employment  and the
                         name, principal business and address of any corporation
                         or other  organization  in  which  such  employment  is
                         conducted  of each  executive  officer and  director of
                         N.H.  are set forth in Appendix B. During the last five
                         years,  neither N.H. nor, to the best of its knowledge,
                         any of the persons listed in Appendix B has been
(c)          N.H.        convicted in any criminal proceeding  (excluding
                         traffic  violations or similar  misdemeanors) or has
                         been a party to a civil proceeding of a judicial or
                         administrative    body   of   competent

                                    7 of 25

                         jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. To the best knowledge of N.H., except as otherwise indicated in Appendix B, each of the persons listed in Appendix B is a citizen of the United States of America.

                         Dominion is  primarily  engaged in  financial  and real
                         estate investment activities. The address of Dominion's
                         principal  business  and the  address of its  principal
                         office  are 120  Tredegar  Street,  Richmond,  Virginia
                         23219. The present  principal  occupation or employment
                         and the name,  principal  business  and  address of any
                         corporation  or  other   organization   in  which  such
                         employment is conducted of each  executive  officer and
                         director  of  Dominion  are set  forth in  Appendix  C.
                         During the last five years,  neither  Dominion  nor, to
                         the best of its  knowledge,  any of the persons  listed
(d)          Dominion    in Appendix C has been  convicted in any criminal
                         proceeding  (excluding traffic  violations or  similar
                         misdemeanors) or  has been  a party  to  a
                         civil proceeding of a judicial or  administrative  body
                         of  competent  jurisdiction  and as a  result  of  such
                         proceeding  was or is subject to a judgment,  decree or
                         final  order   enjoining   future   violations  of,  or
                         prohibiting or mandating activities subject to, federal
                         or state securities laws or finding any violations with
                         respect  to  such  laws.  To  the  best   knowledge  of
                         Dominion,  except as otherwise indicated in Appendix C,
                         each of the  persons  listed in Appendix C is a citizen
                         of the United States of America.

                         Dominion  Resources  is a holding  company with utility
                         and non-utility  subsidiaries.  The address of Dominion
                         Resources's  principal  business and the address of its
                         principal  office are 120  Tredegar  Street,  Richmond,
                         Virginia  23219.  The present  principal  occupation or
                         employment and the name, principal business and address
                         of any corporation or other  organization in which such
                         employment is conducted of each  executive  officer and
                         director  of  Dominion   Resources  are  set  forth  in
                         Appendix  D.  During  the  last  five  years,   neither
                         Dominion Resources  nor, to the best of its  knowledge,
            Dominion     any of the persons listed in Appendix D has (e) been convicted
            Resources    in any criminal proceeding (excluding traffic violations
                         or similar misdemeanors) or has been a party to a civil
                         proceeding of a judicial or administrative body of competent jurisdiction  and as a result of such proceeding was or
                         is  subject  to  a  judgment,  decree  or  final  order
                         enjoining  future  violations  of,  or  prohibiting  or
                         mandating  activities  subject  to,  federal  or  state
                         securities  laws or finding any violations with respect
                         to  such  laws.  To  the  best  knowledge  of  Dominion
                         Resources, except as otherwise indicated in Appendix D,
                         each of the person listed in Appendix D is a citizen of
                         the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The subject shares have been acquired in partial satisfaction of restructured loans made by the person filing this statement.

Item 4.  Purpose of Transaction

The purpose of the acquisition of securities of the issuer is described in Item 3 above.


Restructure Transaction

         On August 25, 2000, Firearms Training Systems, Inc. (FATS), its lenders

                                    8 of 25
and a substantial shareholder completed a restructuring transaction with retroactive effect to April 1, 2000 which significantly reduced FATS' outstanding indebtedness. The lenders have been issued Preferred Stock and Class A Common Stock in partial satisfaction of existing revolving loans, and accrued interest under those revolving loans, as of March 31, 2000 and in partial satisfaction of certain term loans and accrued interest under those loans of March 31, 2000, made to FATS.

         In  connection  with  the  restructuring,   FATS  and  holders  of  its
outstanding debt and preferred stock exchanged all such debt and preferred stock, aggregating approximately $82 million, for the following:

         - A new senior secured revolving credit line in the amount of approximately $881,000 to support existing letters of credit and future working capital requirements.

         - $12 million of senior secured debt with cash interest payable at prime plus 1% and no principal payments due until maturity in 2003, with a one year extension at FATS' option.

         - $23 million of junior secured debt with 10% interest payable in additional notes or cash, depending on FATS' profitability, and no principal payments until maturity in 2003, with a one year extension at FATS' option.

         - Approximately $21 million of new preferred stock with a 10% cumulative dividend rate payable in additional shares of preferred stock. No dividends or other distributions junior ranking to this preferred stock shall be paid, declared or set apart until all accrued dividends of this preferred stock has been declared and paid. This new preferred stock must be redeemed by FATS when junior secured debt is repaid.

         - Approximately 49 million additional shares of Class A Voting Common Stock (the "Class A Common Stock"). Valued at $0.50 per share based upon the twenty trading days ending April 27, 2000. As a result of this share issuance, FATS' senior lenders have the power to vote a majority of FATS' voting common stock.

         - Warrants to purchase 2,000,000 shares of Class A Common Stock with an exercise price of $0.25 issued to a substantial shareholder.

         - Amended warrants already held by a substantial shareholder to purchase 3,246,164 shares of Class A Common Stock at $1.00 per share by providing for payment of the exercise price in cash rather than the Series A Preferred Stock and making a slight adjustment in the original exercise price of $1.03 per share.

         Certain of the securities described above were issued to a substantial shareholder.


Change of Control

         In connection with the restructure, 40,235,548 shares of Class A Common Stock constituting 58.53% of the Class A Common Stock were issued to the lenders under FATS' senior credit agreement as partial consideration of the exchange by the lenders of FATS' senior indebtedness at March 31,2000 as follows:


(1) Class A Voting         (2) Name of Beneficial        (3) Number of Shares           (4) Percent
Common Stock               Owner                         Beneficially Owned             of Class
Class A Voting             Bank of America               12,307,203 shares              17.90%
Common Stock

Class A Voting             BHF Capital Corp.             7,100,391 shares               10.33%
Common Stock

Class A Voting             U.S. Bank National            4,260,375 shares               6.20%
Common Stock               Association

Class A Voting             First Source Financial        9,467,188 shares               13.77%
Common Stock               LLP

                                    9 of 25

         All of the foregoing shares are held pursuant to a Voting and Stock Restriction Agreement dated as of April 1, 2000 and entered into on August 25, 2000 whereby the lenders agreed to vote such shares as determined by lenders holding a majority of the commitments to provide revolving credit advances (the "Required Lenders") and granted an irrevocable proxy to Bank of America, N.A., to vote as so directed. In addition, a substantial shareholder agreed that on or before September 30, 2000, three of the four directors of FATS who are affiliated with the substantial shareholder would resign unless the Required Lenders asked them not to resign. The Required Lenders agreed for so long as the Voting and Stock Restriction Agreement was in effect to vote their shares for election of one qualified person affiliated with the substantial shareholder nominated by the substantial shareholder to the Board of Directors such that one such person was serving on the Board at all times. Pursuant to a letter agreement, the substantial shareholder also agreed to cooperate in appointing candidates proposed by the lenders to the Board of Directors, who will collectively constitute a majority of the Board of Directors to serve until the next election of directors. In addition, all parties agreed to cooperate to identify and urge the selection of a mutually acceptable, qualified candidate to serve as an active Chairman of the Board of Directors and to give due consideration in that regard to selection of a representative of the management consultant required to be retained by FATS pursuant to FATS' senior credit agreement.

Item 5. Interest in Securities of the Issuer

          (a)  See Items 11 and 13 of the cover page.

          (b)  See Items 7 through 10 of the cover page.

          (c)  N/A

          (d)  N/A

          (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4, "Change of Control."

Item 7. Material to Be Filed as Exhibits
Exhibit 7(1).  August 25, 2000 Letter Agreement.
Exhibit 7(2).  Voting and Stock Restriction Agreement.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    10 of 25

Date: September 5, 2000                 FIRST SOURCE FINANCIAL LLP




                                           By: /s/ Ed Szarkowics
                                              ------------------------------
                                                Name: Ed Szarkowics
                                                Title: Vice President and
                                                       Secretary




Date:September 5, 2000                  VIRGINIA FINANCIAL VENTURES, INC.




                                           By:/s/ Henry Riely
                                              ------------------------------
                                                Name:  Henry Riely
                                                 Title: Secretary




Date: September 5, 2000                  N.H. CAPITAL, INC.




                                           By:/s/ Henry Riely
                                              ------------------------------
                                                Name:  Henry Riely
                                                 Title: Secretary




Date: September 5, 2000                    DOMINION CAPITAL, INC.




                                           By:/s/  Henry Riely
                                              ------------------------------
                                                Name:  Henry Riely
                                                 Title:  Secretary




Date: September 5, 2000                    DOMINION RESOURCES, INC.




                                           By:/s/ James L. Sanderlin
                                              ------------------------------
                                                Name: James L. Sanderlin
                                                 Title: Senior Vice President-
                                                        Law




[The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.]


                                    11 of 25

                                   Appendix A

                Executive Officers of First Source Financial LLP

Name and Title; Principal Occupation or Employment
--------------------------------------------------
D.P. Killion, President and Chief Executive Officer
G.R. Cooper, Senior Vice President
R.M. Coseo, Senior Vice President
D.P. Dekker, Senior Vice President
A.F. DeMonte, Senior Vice President
G.L. Francis, Senior Vice President
J.P. Thacker, Senior Vice President
J.W. Wilson, Senior Vice President
E.A. Szarkowicz, Vice President and Secretary
P.D. Menge, Treasurer

The business address of each of the executive officers listed above is 2850 West Golf Road, 5th Floor, Rolling Meadows, Illinois.


                                    12 of 25

                                   Appendix B

      Directors and Executive Officers of Virginia Financial Ventures, Inc.

Name and Title; Principal Occupation or Employment
Charles E. Coudriet, Director, President and Chief Executive Officer;
    President and Chief Executive Officer of Dominion Capital, Inc.
Mark P. Mikuto, Vice President and Controller of Dominion Capital, Inc. Henry C. Riely, Secretary
Patricia A. Wilkerson, Assistant Secretary; Vice President and Corporate
    Secretary of Dominion Resources, Inc.

The business address of each of the executive officers listed above is 120 Tredegar Street, Richmond, Virginia 23219


                                    13 of 25

                                   Appendix C

             Directors and Executive Officers of N.H. Capital, Inc.

Name and Title; Principal Occupation or Employment
Charles E. Coudriet, Director, President and Chief Executive Officer; President and Chief Executive Officer of Dominion Capital, Inc. Henry C. Riely, Secretary
Patricia A. Wilkerson, Assistant Secretary; Vice President and Corporate
  Secretary of Dominion Resources, Inc.

The business address of each of the executive officers listed above is 120 Tredegar Street, Richmond, Virginia 23219

                                    14 of 25

                                   Appendix D

           Directors and Executive Officers of Dominion Capital, Inc.

Name and Title; Principal Occupation or Employment

Thomas E. Capps, Director; Chairman of the Board, President and Chief
  Executive Officer of Dominion Resources, Inc. Thomas N. Chewning,
  Chairman of the Board; Executive Vice President and Chief Financial Officer of Dominion Resources, Inc.
Charles E. Coudriet, President and Chief Executive Officer
Mark P. Mikuta, Vice President and Controller
Henry C. Riely, Corporate Secretary
Brian E. Steveson, Assistant Controller
Patricia A. Wilkerson, Assistant Corporate Secretary; Vice President and
  Corporate Secretary of Dominion Resources, Inc.
Bradley D. Adams, Assistant Treasurer

Except as noted above, the business address of each of the executive officers listed above is 120 Tredegar Street, Richmond, Virginia 23219.

                                    15 of 25

                                   Appendix E

          Directors and Executive Officers of Dominion Resources, Inc.

Name and Title; Principal Occupation or Employment
Thomas E. Capps, Chairman of the Board, President and Chief Executive
  Officer of Dominion Resources, Inc.
Thomas F. Farrell, II, Executive Vice President
James P. O'Hanlon, Executive Vice President
Robert E. Rigsby, Executive Vice President
H. Patrick Riley, Executive Vice President
Edgar M. Roach, Jr., Executive Vice President
Thomas N. Chewning, Executive Vice President and Chief Financial Officer
James L. Trueheart, Group Vice President and Chief Administrative Officer
James L. Sanderlin, Senior Vice President - Law
G. Scott Hetzer, Senior Vice President and Treasurer
Eva Teig Hardy, Senior Vice President - External Affairs and Corporate
  Communications
William C. Hall, Jr., Vice President - External Affairs and Corporate
  Communications
Simon C. Hodges, Vice President - Financial Planning
Karen E. Hunter, Vice President - Tax
Steven A. Rogers, Vice President and Controller
Patricia A. Wilkerson, Vice President and Corporate Secretary
James F. Stutts, Vice President and General Counsel
William S. Barrack, Jr., Director; 781 Weed Street, New Canaan, Connecticut
  06840
John B. Bernhardt, Director; 8020 Quail Hollow, Suffolk Virginia 23433
George A. Davidson, Jr., Director; Dominion Tower, 625 Liberty Avenue, 22nd
  Floor, Pittsburgh, Pennsylvania 15222
Raymond E. Galvin, Director; 4 Derham Parc, Houston, Texas 77024
John W. Harris, Director; President, Lincoln Harris, LLC, The Rotunda,
  Suite 175, 4201 Congress Street, Charlotte, North Carolina 28209
Dr. Benjamin J. Lambert, III, Director; Virginia State Senator and Optometrist,
  904 North First Street, Richmond, Virginia 23219
Richard L. Leatherwood, Director; 3805 Greenway, Baltimore, Maryland 21218
Paul E. Lego, Director; Retired Chairman and Chief Executive Officer,
     Executive Associates Office, One PPG Place, Suite 2210,
     Pittsburgh, Pennsylvania 15222
Margaret A. McKenna, Director; President, Lesley College, 29 Eerett Street,
     Cambridge, Massachusetts 02138-2790
Steven A. Minter, Director; Executive Director and President, The Cleveland
     Foundation, 1422 Euclid Avenue, Suite 1400, Cleveland,
     Ohio 44115
Kenneth A. Randall, Director; 6 Whittaker's Mill, Williamsburg, Virginia 23185 Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th
     Street, Suite A, Richmond, Virginia 23223
Dr. S. Dallas Simmons, Director; Chairman, President and Chief Executive
     Officer, Dallas Simmons & Associates, Inc., 314 Burnwick
     Road, Richmond, Virginia 23227
Robert H. Spilman, Director; President, Spilman Properties, P. O. Box 880,
     Bassett, Virginia 24055
David A. Wollard, Director; Chairman of the Board of Directors, Exempla
     Healthcare, 600 Grant Street, Suite 700, Denver, Colorado
     80203

Except as otherwise noted, the business address of each of the executive officers listed above is 120 Tredegar Street, Richmond, Virginia 23219.

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